SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2538	E-MAIL ADDRESS MNATHAN@STBLAW.COM

December 18, 2015

VIA COURIER AND EDGAR

Re:                                   American Renal Associates Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 10, 2015
File No. 333-206686

John Reynolds

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby provide to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission the following responses to the Staff’s comments in its letter dated November 18, 2015. To assist your review, we have retyped the text of the Staff’s comments in bold below. Page references in our responses correspond to the page numbers of Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Certain Relationships and Related Party Transactions, page 155

Contribution Agreement, NewCo Distribution and Loan Servicing Agreement, page 159

1.              We note your response to comment 7. Please also disclose the approximate dollar value of the amount of each related person’s interest in the transaction. See Item 404(a)(4) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in the next amendment to the Registration Statement accordingly. The following table sets forth the approximate dollar value of the amount of each related person’s interest based on $28.3 million aggregate principal amount of assigned clinic loans as of September 30, 2015.

(dollars in thousands)

Related Person	NewCo Interests (%)	Value
Centerbridge	79.3%	$22,441.9
Joseph A. Carlucci	2.9%	820.7
Syed T. Kamal	2.9%	820.7
John J. McDonough	1.4%	396.2
Jonathan L. Wilcox	*	4.2
Michael R. Costa	*	17.4
Michael E. Boxer	*	65.0
Thomas W. Erickson	*	23.3

*                                         Less than one percent.

Notes to Consolidated Financial Statements, page F-44

Basis of Presentation and Consolidation

2.              We note your response to comment 6 and your analysis of the possibility you may be required to consolidate NewCo as a variable interest entity (VIE) under ASC 810. We also note you concluded NewCo is a variable interest entity, the company does hold a variable interest in the new entity but the company is not the primary beneficiary because it did not satisfy the power criterion. Please help us better understand how you reached your conclusion in view of the related parties with ownership interests in NewCo that are disclosed on page 159. In doing so please tell us the following:

•                  Tell us how you separately assessed each party within the group to determine if any single party meets both the power and losses/benefits criteria on its own, as if no related party relationship existed, in your identification of the primary beneficiary.

•                  If no single party in the related party group meets both the power and losses/benefit criteria tell us if the related party group as a whole meets these two criteria. If so tell us how you identified the primary beneficiary within the group based on your analysis to identify the related party most closely associated with the VIE. Please include your analysis of all the relevant facts and circumstances including:

•                  existing principal/agency relationships between parties;

•                  the relationship and significance of VIE activities to the related parties;

•                  exposure to variability associated with anticipated economics; and

•                  the design of the VIE.

With regard to concept of anticipated economics, tell us how the company’s financial responsibility to repay the clinic loans as well as ARA OpCo’s guarantee of these borrowings both before and after a contingent event of default factored into your assessment of the power criterion in identifying the primary beneficiary.

The Company respectfully advises the Staff that it performed the below analysis with respect to the Company’s related parties in determining that the Company is not the primary beneficiary of NewCo.

Centerbridge meets both the power and losses/benefits criteria on its own with respect to NewCo. Pursuant to ASC 810-10-25, the Company determined that Centerbridge has the characteristics in paragraph 38A of ASC 810-10-25.  Paragraph 38A states that a reporting entity shall be deemed to have a controlling financial interest in a VIE, and thus, is the VIE’s primary beneficiary if the reporting entity has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company concluded that Centerbridge is the primary beneficiary of NewCo as it meets both of the characteristics in paragraph 38A of ASC 810-10-25.

•                  An affiliate of Centerbridge will act as the managing member of NewCo (the “Manager”) and accordingly will have the power to direct the activities of NewCo that will most significantly impact NewCo’s economic performance, that is, the servicing and collection of the assigned clinic loans. These activities include the power to enforce the rights of NewCo as the new lender under the loan documents relating to the assigned clinic loans, pursuant to the contribution, assignment and assumption agreement described in Amendment No. 2 (the “Assignment Agreement”), and to appoint ARA OpCo as the initial servicer under the Loan Servicing Agreement. If an event of default occurs with respect to any assigned clinic loan, NewCo will have the right to directly collect payments due and owing (after consultation with ARA OpCo as servicer), and the Manager may enforce these rights. In addition, under the Assignment Agreement and the Loan Servicing Agreement, ARA OpCo will agree to not amend or modify the terms of any of the loan documents without the prior written consent of NewCo. The Manager will have the power to withhold or grant such consent. ARA OpCo’s duties as servicer will be performed for and on behalf of NewCo. Under the Loan Servicing Agreement, if ARA OpCo resigns from its duties as servicer, NewCo must approve the successor, so the Manager will have the power to direct the continued servicing of the assigned clinic loans. Further, under the Loan Servicing Agreement, NewCo will have inspection rights with respect to ARA OpCo’s procedures, processes and activities relating to the exercise of ARA OpCo’s duties as servicer, so the Manager will have the power to oversee ARA OpCo’s servicing and collection of the assigned clinic loans.

•                  Based on the expected ownership levels referenced in the Company’s response to question 1 above, Centerbridge is the related party that will have the greatest economic interest in NewCo. As such, Centerbridge will be the party that has the obligation to absorb losses of NewCo that could potentially be significant to NewCo and the right to receive benefits from NewCo that could potentially be significant to NewCo.

Centerbridge is the related party most closely associated with NewCo. The Company also considered whether Centerbridge would be the primary beneficiary as the related party most closely associated with the VIE if it did not possess both of the characteristics in ASC 810-10-25-38A. Paragraph 44 of ASC 810-10-25 provides the following guidance relating to the identification of the party within a related party group that is the primary beneficiary of a VIE:

In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A: but, as a group, the reporting entity and its related parties (including the de facto agents described in the preceding paragraph) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.              The existence of a principal-agency relationship between parties within the related party group

b.              The relationship and significance of the activities of the VIE to the various parties within the related party group

c.               A party’s exposure to the variability associated with the anticipated economic performance of the VIE

d.              The design of the VIE.

Based on this guidance, the Company considered the following facts and circumstances in identifying Centerbridge as the related party most closely associated with NewCo and therefore the primary beneficiary of NewCo.

•                  The Manager will have the power to act for and bind NewCo, including to make distributions and sell assets of NewCo, and will have the exclusive right to manage the business and affairs of NewCo. Any action by the Manager will bind each member of NewCo, including the other related parties that will be members of NewCo, and no NewCo member will have the right to remove or expel the Manager. With respect to the Company’s association with NewCo, ARA OpCo will be acting as an agent for NewCo in servicing the loan receivables, as it will be appointed by NewCo and perform its duties for and on behalf of NewCo under the Loan Servicing Agreement. As discussed above, the Manager will have the power to enforce the rights of NewCo.

•                  The activities of NewCo are more significant to Centerbridge than they are to any other related party as Centerbridge has a much greater economic interest than the other related parties. With respect to the Company’s association with NewCo, the activities of NewCo are more significant to Centerbridge than they are to the Company because NewCo is providing no services, products or financial support to the Company. After the contribution of the clinic term loans and the assignment of all of ARA OpCo’s rights, title and interest with respect to the clinic term loans to NewCo pursuant to the Assignment Agreement and the distribution of all the membership interests in NewCo to the related parties, such loan receivables and the related servicing activities will have limited or no significance to the Company as the Company will receive no benefit from such activities except for its compensation as servicer under the Loan Servicing Agreement.

•                  Centerbridge’s exposure to NewCo’s economic performance is greater than the exposure of any other related party or that of the Company. NewCo’s economic performance is related to the performance of its loan assets. Should NewCo fail to collect loan payments, Centerbridge as the NewCo member with the greatest economic interest will suffer the greatest losses as it will not receive the anticipated distributions. While ARA OpCo will continue to guarantee its proportionate share of the assigned clinic loans, its exposure as a guarantor is related to its capacity as a guarantor and not to NewCo’s economic performance, that is, NewCo’s capacity to make distributions to its members.

•                  Centerbridge is actively involved in the design of NewCo. In determining and subsequently forming the entity that will be the Manager, Centerbridge will continue to control the design of NewCo.

Company’s financial responsibility and guarantees not indicative of power over NewCo. The Company’s financial responsibility to repay the loans and its guarantee of a proportionate share of each clinic’s borrowing was not a factor in the Company’s assessment of the power criterion. The Company determined which party involved with NewCo had power based on the right to direct servicing activities, which are the activities that will most significantly impact NewCo’s economic performance. The right to direct servicing activities includes deciding how to proceed in the event a clinic defaulted on its payment obligation. After ARA OpCo contributes the clinic term loans to NewCo and assigns all of its rights, title and interest with respect to the clinic term loans to NewCo, NewCo will be the new lender with respect to the debt and will have the right to foreclose and call on the guarantees of such debt following an event of default. Under the Assignment Agreement and the Loan Servicing Agreement, ARA OpCo may not, without the prior written consent of NewCo, amend or modify the terms of any loan documents relating to the assigned clinic loans (except with respect to reimbursement for advances to pay taxes or insurance premiums made by ARA OpCo) or accelerate or change the payment terms of any assigned clinic loans. The Manager will have the ultimate right to decide what actions will be taken in servicing the loan receivables upon an event of default.

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:                         Securities and Exchange Commission

Ronald E. Alper

Tia Jenkins

Brigitte Lippmann

Brian McAllister

American Renal Associates Holdings, Inc.

Joseph A. Carlucci

Michael R. Costa, Esq.

Latham & Watkins LLP

Peter N. Handrinos, Esq.

Nathan Ajiashvili, Esq.